UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FairPoint Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

305560 10 4

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 305560 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Equity Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip E. Berney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank K. Bynum, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Connors, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael B. Goldberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Loverro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George E. Matelich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank T. Nickell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph S. Schuchert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David I. Wahrhaftig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas R. Wall, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,448,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,448,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer FairPoint Communications, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 521 East Morehead Street, Suite 250 Charlotte, NC 28202

Item 2.
(a)

Name of Person Filing
Kelso Partners V, L.P.
Kelso Investment Associates V, L.P.
Kelso Equity Partners V, L.P.
Philip E. Berney
Frank K. Bynum, Jr.
James J. Connors, II
Michael B. Goldberg
Frank J. Loverro
George E. Matelich
Frank T. Nickell
Joseph S. Schuchert
David I. Wahrhaftig
Thomas R. Wall, IV

	(b)	Address of Principal Business Office or, if none, Residence c/o Kelso & Company 320 Park Avenue, 24th Floor New York, New York 10022
	(c)	Citizenship See Item 4 of the cover pages attached hereto.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 305560 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the attached cover pages.
(b)

Percent of class:

See Item 11 of the attached cover pages.  The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding shares reported in the quarterly report for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission on Form 10-Q under the Securities Exchange Act of 1934 by FairPoint Communications, Inc. on November 11, 2005.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of the attached cover pages.
(ii) Shared power to vote or to direct the vote See Item 6 of the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of the attached cover pages.

Kelso Partners V, L.P. (“Partners V”) is the general partner of Kelso Investment Associates V, L.P. (“KIA V”). Partners V disclaims beneficial ownership of the securities owned of record by KIA V except to the extent of Partner V's pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

KIA V and Kelso Equity Partners V, L.P. (“KEP V”), due to their common control, could be deemed to beneficially own each of the other's securities. KIA V and KEP V each disclaim beneficial ownership of all the securities owned of record by the other and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Partners V and KEP V, due to their common control, could be deemed to beneficially own each of the other's securities. Partners V disclaims beneficial ownership of all the securities owned of record by KEP V and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Nickell, Schuchert, Wahrhaftig and Wall may be deemed to share beneficial ownership of securities owned of record by KIA V and KEP V, by virtue of their status as general partners of KEP V and Partners V, but disclaim beneficial ownership of such securities, and this report shall not be deemed an admission that any of Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Nickell, Schuchert, Wahrhaftig and Wall is the beneficial owner of these securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not applicable as this statement is filed pursuant to Rule 13d-1(d).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2006

KELSO PARTNERS V, L.P.
	Signature:	*
	By:	Philip E. Berney, its General Partner

KELSO INVESTMENT ASSOCIATES V, L.P
	Signature:	*
	By:	Kelso Partners V, L.P., its General Partner, by Philip E. Berney, its General Partner

KELSO EQUITY PARTNERS V, L.P.
	Signature:	*
	By:	Philip E. Berney, its General Partner

PHILIP E. BERNEY
	Signature:	*

FRANK K. BYNUM, JR.
	Signature:	*

JAMES J. CONNORS, II
	Signature:	/s/ James J. Connors, II

MICHAEL B. GOLDBERG
	Signature:	*

FRANK J. LOVERRO
	Signature:	*

GEORGE E. MATELICH
Signature: *

FRANK T. NICKELL
Signature: *

JOSEPH S. SCHUCHERT
Signature: *

DAVID I. WAHRHAFTIG
Signature: *

THOMAS R. WALL, IV
Signature: *

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II
Attorney-in-fact**

**The Powers of Attorney filed with the Securities and Exchange Commission with the Form 3s, dated February 3, 2005 in respect of the securities of FairPoint Communications, Inc. by Kelso Partners V, L.P., Kelso Investment Associates V, L.P., Kelso Equity Partners V, L.P., Philip E. Berney, Frank K. Bynum, Michael B. Goldberg, Frank J. Loverro, George E. Matelich, Frank T. Nickell, Joseph S. Schuchert, David I. Wahrhaftig, and Thomas R. Wall, IV are hereby incorporated by reference.